Terms and Conditions of the

Nokia Long-Term Incentive Plan 2021-2023

Approved by the Board of Directors on
February 17, 2021

TERMS AND CONDITIONS OF THE NOKIA LONG-TERM INCENTIVE PLAN 2021-2023

1.	Purpose and Scope of the Plan
1.1.	Nokia seeks to recognise, reward and retain its most talented employees.

The Nokia Long-Term Incentive Plan 2021-2023 is a key tool which supports these objectives by encouraging Participants to focus on Nokia’s long-term performance and share price appreciation; thus aligning their interests with those of the Company’s shareholders.

1.2.	To accomplish these objectives the Company may grant eligible Nokia Group employees awards under this Plan in the form of Performance Shares and Restricted Shares.
1.3.	The Board determines the general principles of the Plan and approves the grants to eligible employees within its authority. Grants under these Terms & Conditions may be made between February 17, 2021 and December 31, 2023, inclusive.
2.	Definitions

2.1.	In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

Award: A conditional right to receive a certain number of Shares or their cash equivalent at a point in future.

Each Award shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Board deems appropriate for inclusion in the applicable Award, including without limitation any Performance Criteria. The provisions of the various Awards under the Plan need not be identical.

The applicable conditions related to each Award are set out in the Award Communication sent to each Participant.

Award Communication: A message sent on behalf of the Company to each Participant notifying them of the Grant as well as the conditions of the Grant including but not limited to the Grant Amount, applicable Performance Criteria, Plan Period and Restriction Period, if any.

Board: The Board of Directors of the Company.

Company: Nokia Corporation.

Delivery Date: Following Vesting, the date Shares are delivered to a Participant; being a Helsinki banking date chosen by the Company.

Grant: An Award given to an employee of Nokia Group.

Grant Amount: The number of Performance Shares or Restricted Shares within each Award subject to these Terms & Conditions.

Grant Date: The date on which the Grant is formally made.

Nokia: Nokia Corporation.

Nokia Group: The Company together with the companies over which the Company effectively exercises control and which are included in the consolidated financial statements of the Company.

Participant: Employee of the Nokia Group who holds an Award.

Performance Criteria: Subject to rule 5, any performance related conditions set by the Board applicable to a Participant with respect to the Award which must be met partly or in full during the Plan Period in order for an Award to Vest partly or in full.

Performance Share/Shares: Shares awarded under this Plan that are subject to Performance Criteria and a performance-based Restriction Period.

Plan Period: Any performance period and any Restriction Period as determined by the Board, in its sole discretion, which do not exceed 36 months. The Company may establish different Plan Periods for different Awards.

Plan: This Long-term Incentive Plan 2021-2023.

Restricted Shares: Shares awarded under this Plan that are subject to a time-based Restriction Period.

Restriction Period: Any single restriction period or aggregate restriction periods as determined by the Board, in its sole discretion. The Company may establish different Restriction Periods for different Awards.

Restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined the Company.

Share/Shares: The Company’s ordinary shares. The Terms & Conditions applicable to Shares shall apply to their cash equivalent used for delivery, as applicable.

Terms & Conditions: The terms and conditions of this Plan.

Tranche: One of the groups into which the Award may be divided, each with its own applicable Restriction Period.

Vest: The day(s) following the end of the Plan Period or Restriction Period(s), as applicable, when the Participant becomes unconditionally entitled to receive Shares or their cash equivalent provided no other restriction related to these Terms & Conditions is applicable.

2.2.	Unless the context otherwise requires, references in the Plan to:
2.2.1.	the singular includes the plural and vice versa; and
2.2.2.	the masculine includes the feminine and vice versa.

Headings and explanatory wording do not form part of the Plan.

3.	Shares subject to the plan

The maximum aggregate number of Shares that may be issued under the Plan is 350 million.

Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash, or to the extent such Shares are withheld in satisfaction of tax withholding obligations. Upon delivery of Shares under the Plan, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued for delivery.

If any Award is forfeited or cancelled without having been settled in full, forfeited or cancelled shares underlying such Awards are counted against Shares available for issuance under the Plan and shall again become available for Awards under the Plan.

4.	Grant of an award

4.1.	On the Grant Date, a Participant is offered a Grant. Award Communication will be sent to each Participant notifying them of the key terms of their Award.

4.2.	As a precondition for a valid Grant, the Participant must be employed by Nokia Group at the time of the Grant.

4.3.	The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

5.	Measurement and Calculation of Any Performance criteria

5.1.	The measurement of any Performance Criteria shall be made by the Board in its sole discretion, upon the recommendation of the Personnel Committee of the Board.

5.2.	Based on the Board’s measurement, the number of Shares Vesting or the equivalent amount of cash shall be calculated.

5.3.	The calculation of the number of Shares Vesting shall not result in fractional Shares. The number of Shares shall be rounded down to the nearest whole Share.

6.	SHARE DELIVERY

6.1.	Until the Delivery Date, the Participant does not have any legal ownership of the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, where newly issued Shares are used for delivery, once such newly issued Shares have been registered with the Finnish Trade Register.

6.2.	The Company will complete the delivery by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other account, as applicable on the Delivery Date.

6.3.	Completion of share delivery is dependent on the Participant’s compliance with these Terms & Conditions and all other necessary instructions and actions to enable the Company to facilitate the delivery of Shares. If the Participant has not performed all necessary actions to enable the Company to complete the delivery, the Company will consider, in its sole discretion, what appropriate action to take.

6.4.	The Company may, in its sole discretion, use one or more of the following instruments to settle an Award: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

7.	Changes in Employment

Performance Share Awards

7.1.	If the Participant’s last day of employment with the Nokia Group occurs before the end of the Plan Period by the reason of permanent disability (as defined by the Company in its sole discretion), the Award will Vest, subject to any applicable Performance Criteria, and the Participant retains the right to receive Shares on the scheduled Delivery Date.
7.2.	In the case of death of the Participant before the end of the Plan Period, unless the Company determines otherwise in its sole discretion, the Award will Vest at the Grant Amount on the date of death and be settled in cash as soon as practicable thereafter.
7.3.	Notwithstanding rule 7.2. in the case of death of the Participant after the end of the Plan Period but before the Delivery Date, unless the Company determines otherwise in its sole discretion, the Award will Vest in accordance with rule 5 of these Terms & Conditions and be settled in cash as soon as practicable thereafter.
7.4.	If the Participant’s last day of employment with the Nokia Group occurs before the end of the Plan Period for any reason other than those mentioned above, then, unless the Personnel Committee of the Board, or the Board itself, as applicable, determines otherwise in their sole discretion, the Company shall redeem the Award from the Participant without consideration, in which case the Participant shall not be entitled to any delivery under the Plan.
7.5.	In the event the Participant takes voluntary unpaid leave other than statutory leave, or is absent due to a long-term illness or disability for a period exceeding 180 days during the Plan Period, the Company may adjust the Grant Amount in proportion to the length of the leave period.

Restricted Share Awards

7.6.	If the Participant’s last day of employment with the Nokia Group occurs before the last day of the applicable Restriction Period by the reason of permanent disability (as defined by the Company in its sole discretion), the Participant retains the right to receive Shares on the scheduled Delivery Date(s).

7.7.	In the case of the death of the Participant before the last day of the remaining Restriction Period(s), unless the Company determines otherwise in its sole discretion, the Award will Vest and be settled in cash as soon as practicable thereafter. The number of Shares to be delivered shall be the Grant Amount less the number of Shares potentially already delivered under the Grant.

7.8.	If Participant’s last day of employment with the Nokia Group occurs before the last day of any of the remaining Restriction Periods for any reason other than those mentioned above, then unless the Personnel Committee of the Board, or the Board itself, as applicable, determines otherwise in their sole discretion, the Company shall redeem the remaining Award from the Participant without consideration and the Participant shall not be entitled to any delivery under the Plan. For the avoidance of doubt, this will only apply to the part of the Grant Amount for which the Restriction Period(s) have not yet ended at the date of termination of employment.

7.9.	In the event the Participant takes voluntary unpaid leave other than statutory leave, or is absent due to a long-term illness or disability for a period exceeding 180 days during the Restriction Periods, the Company may adjust the Grant Amount in proportion to the length of the leave period.

8.	Terms of Employment
8.1.	The Grant or Vesting of an Award does not constitute a term or a condition of the Participant’s employment contract with Nokia Group under applicable local laws and the rights and obligations arising from a Participant’s employment with Nokia are separate from, and are not affected by, the Participant’s participation in the Plan. An Award, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

8.2.	The Grant or delivery of Shares does not create any right for that Participant to be offered participation in the Plan in the future or to be Granted any additional Award on any particular terms.
8.3.	By Participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:
8.3.1.	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;
8.3.2.	any exercise of a discretion or a decision taken in relation to any Award, and/or to the Plan, or any failure to exercise a discretion or take a decision; and
8.3.3.	the operation, suspension, termination or amendment of the Plan.

9.	Taxes and other Obligations
9.1.	The Participant is personally responsible for all taxes and social security charges associated with the Award and Shares delivered following Vesting. This includes responsibility for any and all tax liabilities in multiple countries, if applicable. Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the Grant in order to verify their tax position.
9.2.	The Participant is also personally responsible for any potential charges debited by any plan administrator, broker or financial institution in connection with the Vesting of the Award or any subsequent transactions related to the Shares.
9.3.	An Award must not be used as security for any liability, be transferred or otherwise disposed of (except in the event of the Participant’s death, to his personal representatives) and will lapse immediately on any attempt to do so.
9.4.	Pursuant to applicable laws, the Company or other Nokia Group entity is, or may be required or may deem it appropriate to withhold taxes, social security charges or fulfil employment related and other obligations upon Grant, Vesting, delivery or when the Shares are disposed of by a Participant. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a delivery of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of a Participant for the completion of such measures.

10.	Breach of these Terms and Conditions
10.1.	The Participant shall comply with these Terms & Conditions, as well as any instructions given by the Company regarding the Plan from time to time.
10.2.	If the Participant breaches these Terms & Conditions and/or any instructions given by the Company, the Company may in its discretion, at any time prior to Vesting, rescind the Grant.

11.	Validity of these Terms and Conditions and Amendments
11.1.	These Terms & Conditions shall become valid and effective upon the approval by the Board.
11.2.	The Board may, in its absolute discretion, at any time amend, modify or terminate these Terms & Conditions.

11.3.	Action taken by the Board in rule 11.2 may also, as in each case determined by the Board, affect the Award that are then outstanding and not Vested.

12.	Administration
12.1.	The Plan shall be administered by the Company. The Company has the authority to interpret these Terms & Conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. Such action may also affect the Grants that are then outstanding, but not delivered.
12.2.	The Company has the right to determine the practical manner of administration and delivery of the Award, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration of the Grants and any subsequent delivery of Shares.
12.3.	Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post. Where a notice or other communication is given by post, it will be deemed to have been received on the seventh weekday after it was put into the post properly addressed and stamped. If a notice or communication is sent by electronic means, it will be deemed to be received immediately after the communication is sent, on the date and in the time zone where the sender is located.

13.	Rights of Participants in Corporate Events
13.1.	Should the Annual General Meeting in accordance with the proposal of the Board decide, prior to the Vesting of an Award, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company:
13.1.1.	the Board may determine, in its sole discretion if and how the Participants will be compensated for the special dividend.
13.1.2.	such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders.
13.1.3.	the Board will specify in any proposal for the dividend, whether the dividend, or a part of it, shall be considered a special dividend.
13.2.	Should the Company, prior to the Vesting of an Award, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.
13.3.	The Company’s decision to cancel existing shares held by the Company prior to the Vesting of an Award will not affect the delivery of Shares.
13.4.	Should the Company, during the Plan Period or Restriction Period, as applicable, be placed into liquidation:
13.4.1.	the Board may determine, in its sole discretion, whether an Award may be delivered at Grant Amount (adjusted with any prior delivery of Shares under the Award). Any delivery will be within such period as resolved by the Board;

13.4.2.	notwithstanding any other provisions in these Terms & Conditions, should the Company, prior to the Vesting of an Award, be deregistered from the Trade Register, the Participants shall not have any right to delivery.
13.5.	Should the Company, during the Plan Period or the Restriction Period(s), as applicable, resolve to merge with another existing company or merge with a company to be formed, or should the Company resolve to be demerged:
13.5.1.	the Board may determine, in its sole discretion, whether an Award Vests at the Grant Amount (adjusted with any prior delivery of Shares under the Award) prior to the merger or demerger. Any delivery of Shares will be within such period as resolved by the Board;
13.5.2.	the Board may determine, in is sole discretion, whether an Award should be converted into similar equity rights issued by the surviving company, if different from the Company. In such circumstances, the Board shall determine the terms and the period in which any Award may be converted; and
13.5.3.	notwithstanding any other provisions in these Terms & Conditions, following the closing of the merger or demerger, the Participants shall have no right to delivery under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company, registers a transfer of its domicile into another member state.
13.6.	Should the Company, during the Plan Period or Restriction Period, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of their Award, to settle the Award at the Grant Amount (adjusted with any prior delivery of Shares under the Award). If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan, unless the Board, in its sole discretion, determines otherwise.
13.7.	Should, during the Plan Period or Restriction Period, a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders: the Board may determine, in its sole discretion, whether an Award Vests at the Grant Amount (adjusted with any prior delivery of Shares under the Award) prior to the tender offer or the offer to redeem the shares.
13.8.	Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, during the Plan Period or Restriction Period, whether an Award Vests at the Grant Amount (adjusted with any prior delivery of Shares under the Award) prior to the redemption, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.
13.9.	The Board may, however, in any of the situations resolved in this rule 13, determine, in its sole discretion, to provide the Participants with an opportunity to convert their Award into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.
13.10.	Should the shares of the Company during the Plan Period or Restricted Period be delisted, with the effect that the shares are no longer listed on any recognised stock exchange, nor subject to any other public trading:

13.10.1.	the Board, may determine, in its sole discretion, whether any Award may Vest as a result of the delisting. Any delivery will be within such period as resolved by the Board; and
13.10.2.	the Board may also determine whether any other amendments to these Terms & Conditions are required as a result of the delisting.

14.	The Recoupment of Equity in the Event of Certain Restatements
14.1.	Under the Nokia policy on the clawback of incentive compensation (“Clawback Policy”), as amended from time to time, the Board may, in its sole discretion and at any time, resolve to recover or require reimbursement of all or a portion of incentive compensation, which is defined in the Clawback Policy. The Grant and delivery of Shares are covered by the Clawback Policy.
14.2.	The impacted employees as well as the events that trigger recoupment are defined in the Clawback Policy.

15.	Processing of personal data
15.1.	Participants’ personal data is processed in connection with their participation in the Plan by any Nokia Group entity (and any third party appointed by a Nokia Group entity in connection with the Plan) including the administration and maintenance of records. Depending on the location of the Participant, the data might be transferred internationally. The processing is described in more detail in the privacy supplement that will be provided to each Participant.
16.	Governing Law and Settlement of Disputes
16.1.	These Terms & Conditions are governed under Finnish laws.
16.2.	Disputes arising out of these Terms & Conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finland Chamber of Commerce.